Via Facsimile and U.S. Mail
Mail Stop 6010

October 10, 2008

Mr. Brian J. Kearns
Chief Financial Officer
Lannett Company, Inc.
9000 State Road
Philadelphia, PA 19136

      Re: **Lannett Company, Inc.**
              Forms 10-K for Fiscal Years Ended June 30, 2005, 2006 and 2007
              File No. 1-31298

Dear Mr. Kearns:

      We have completed our review of your Forms 10-K and have no further comments at this time.

                    Sincerely,

                    Carlton E. Tartar
                    Branch Chief